

TD Prime Services LLC

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

October 31, 2025

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

SEC FILE NUMBER
8-03337

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __11/01/2024__ AND ENDING __10/31/2025__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TD Prime Services LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Vanderbilt Avenue

(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jorge Ortiz	**(212) 827-7000**	Jorge.L.Ortiz@tdsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

One Manhattan West	**New York**	**NY**	**10001**
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
FOR OFFICIAL USE ONLY	

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jorge Ortiz_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TD Prime Services LLC_____, as of 10/31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHAEL PADILLA
Registration #01PA0035139
Qualified in New York County
My Commission Expires
March 21, 2029
NOTARY PUBLIC STATE OF NEW YORK

Signature: _____

Title:
Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TD Prime Services LLC

Statement of Financial Condition

As of October 31, 2025

Contents

Facing Page and Oath or Affirmation



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of TD Prime Services LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Prime Services LLC (the Company) as of October 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at October 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017.

December 23, 2025

TD Prime Services LLC
Statement of Financial Condition
October 31, 2025

(In Thousands)

Assets

Cash	$	458,293
Securities segregated in compliance with federal regulations		25,518
Deposits with clearing organizations		137,889
Collateralized financing agreements:		
Securities borrowed		13,659,229
Securities received as collateral, at fair value		3,616,640
Receivable from customers		1,357,592
Receivable from brokers		42,715
Receivable from affiliates		6,186,427
Other assets		12,604
Total assets	$	25,496,907

Liabilities and Member's Equity

Liabilities

Loan payable to affiliate	$	2,950,000
Collateralized financing agreements:		
Securities loaned		6,855,430
Obligation to return securities received as collateral, at fair value		3,616,640
Securities sold under agreement to repurchase, at fair value		8,590,948
Payable to brokers		27,027
Payable to affiliates		63,650
Payable to customers		1,867,560
Accounts payable and accrued expenses		3,243
		23,974,498
Liabilities subordinated to claims of general creditors		1,150,000
Total liabilities		25,124,498
Member's Equity		372,409
Total liabilities and member's equity	$	25,496,907

The accompanying notes are an integral part of the Statement of Financial Condition.

TD Prime Services LLC
Notes to Statement of Financial Condition

_____

1. Organization

TD Prime Services LLC ("TDPS" or the "Company") is a wholly owned subsidiary of Toronto Dominion Holdings (U.S.A.) Inc. ("TDH"), which is a wholly owned subsidiary of TD Group US Holdings LLC ("TDGUS"), which is a wholly owned subsidiary of The Toronto-Dominion Bank (the "Bank"). TDGUS is the top-tier intermediate holding company ("IHC") mandated by Dodd Frank, and the Company is a subsidiary within the IHC corporate structure. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is primarily engaged in providing brokerage services. The Company's prime brokerage group provides financing, securities lending and other prime brokerage services. The Company self-clears all of its customer equity, option and fixed income business through its own accounts at the Depository Trust & Clearing Corporation ("DTCC"), National Securities Clearing Corporation ("NSCC") and Options Clearing Corporation ("OCC") facilities while utilizing foreign custodial relationships for clearance and custody of foreign securities.

The Company currently operates in one reportable business segment which represents principally all of the Company's capital market activities. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. Refer to note 6, "Regulatory requirements," for additional information and disclosures. As the Company's operations constitute a single reportable segment, the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Beginning 2025, the Company initiated a strategic plan to transfer its client accounts and related business activities to an affiliated broker-dealer, TD Securities (USA) LLC. The migration is expected to be completed in early 2026.

Additionally, the Company maintains memberships with the NYSE and the NASDAQ.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"), which requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates and assumptions.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

The Company measures many of its assets and liabilities on a recurring basis at fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures.* Depending upon the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating an instrument's fair value in accordance with the various standards. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement dates.

Fair Value Hierarchy

ASC 820, *Fair Value Measurements and Disclosures*, establishes a three-level hierarchy for valuation and disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – Fair value is based on unadjusted quoted prices for identical financial instruments in active markets that are accessible by the Company at the measurement date. Level 1 assets and liabilities generally include equity securities that are traded in an active exchange market.

Level 2 – Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in inactive markets, and other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially valued at transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined by using pricing models, discounted cash flow methodologies or similar techniques requiring significant management judgment or estimation.

Cash

Cash consists of demand and term deposits at various deposit taking institutions, inclusive of $100 thousand segregated for regulatory purposes. There are no cash equivalents as of October 31, 2025.

TD Prime Services LLC
Notes to Statement of Financial Condition

2. Summary of Significant Accounting Policies (continued)

Securities Segregated in Compliance with Federal Regulations

The Company is obligated by rule 15c3-3 of the Securities Exchange Act of 1934 ("SEA") to maintain and segregate securities in a special reserve bank account for the benefit of customers. The amount included in cash and securities segregated in compliance with regulations in the Statement of Financial Condition approximates fair value.

Receivable from and Payable to Brokers and Deposits with Clearing Organizations

The Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. Balance consists primarily of securities not delivered by the Company (fail to deliver) and receivables from clearing brokers. Also, it consists of payables for securities not received by the Company (fail to receive) and payables to clearing brokers. The amounts included in deposits with clearing organizations and receivable from/payable to brokers in the Statement of Financial Condition approximate fair value.

Receivable from and Payable to Affiliates and Loan Payable to Affiliate

Loan payable to affiliate represents the amount drawn by the Company under its existing $6.0 billion unsecured revolving line of credit agreement with TDH. Other receivables and payables from/to affiliates consist primarily amounts due to/from affiliates under Service level Arrangements. See note 6 for additional information on related-party transactions.

Receivable from and Payable to Customers

Receivable from and payable to customers include amounts due in cash and margin accounts and are presented on a net basis by customer. Margin accounts are collateralized by customer securities and are carried at the amount receivable, net of allowance for credit losses (as applicable). Collateral is required to be maintained at a specified minimum level at all times. The Company monitors margin levels and requires clients to provide additional collateral or reduce margin positions to meet minimum collateral requirements if the fair value of collateral declines. Interest is calculated based upon the cost of the securities purchased by the customers on margin, net of any cash the customer has provided to the Company. The allowance for credit losses was not material for the period presented.

TD Prime Services LLC
Notes to Statement of Financial Condition

---

2. Summary of Significant Accounting Policies (continued)

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are generally reported as collateralized financings and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. The value of cash and other collateral generally exceeds the value of the securities borrowed. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. To the extent a portion of the receivable balance is not over collateralized, an estimate of the allowance for credit losses will be based only on the uncollateralized portion of the receivable balance. The allowance for credit losses on securities borrowed receivables was not material for the period presented. Likewise, with respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned.

The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of the cash collateral advanced or received and adjusted for additional collateral required.

Securities Received as Collateral, at Fair Value and Obligations to Return Securities Received as Collateral, at Fair Value

The Company acts as lender in a securities loaned transaction and may receive securities that can be pledged or sold as collateral instead of receiving cash. It recognizes an asset on the Statement of Financial Condition for the market value of those securities (securities received as collateral, at fair value) and recognizes a liability for the same amount to recognize the obligation to return such collateral (obligation to return securities received as collateral, at fair value).

The Company acts as a borrower in a securities borrowed transaction and may provide securities instead of cash as collateral. These transactions are not recognized on the Statement of Financial Condition. The fair value of these securities borrowed on October 31, 2025 was $380.2 million.

Securities Sold Under Agreement to Repurchase, at Fair Value

Securities sold under agreement to repurchase are treated as collateralized financing transaction on the Statement of Financial Condition. TDPS has elected the fair value option on these transactions as performance on them is evaluated on a fair value basis. See note 4 for further discussion of the valuation technique associated with these transactions. Such transactions are collateralized by equity and fixed income securities. The Company's exposure to credit risk associated with the non-performance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations, which may impair the counterparties' ability to satisfy their obligations. The Company monitors the market value of securities delivered on a daily basis and refunds or obtains additional collateral as appropriate.

TD Prime Services LLC
Notes to Statement of Financial Condition

---

2. Summary of Significant Accounting Policies (continued)

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are revalued at rates of exchange prevailing at the close of business at the Statement of Financial Condition date.

3. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in note 2.

Transfers between Levels 1 and 2 generally relate to whether a market becomes active or less active. Transfers between Levels 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurement in their entirety. The Company's policy is to recognize transfers in and transfers out as of the beginning of the period of the event or date of the change in circumstance that caused the change in level. There were no transfers into and out of level 3 during the year ended October 31, 2025.

At October 31, 2025, there were $8.6 billion of repurchase agreements measured at fair value. They are classified as Level 2 instruments as inputs are market observable, either directly or indirectly.

The following table presents (in $millions) the level within the fair value hierarchy for each of the Company's assets measured at fair value on a recurring basis as of October 31, 2025:

Description	Total		Level 1		Level 2	Level 3
Assets						
Securities received as collateral, at fair value	$	3,617	$	-	$ 3,617	$ -
Liabilities						
Obligation to return securities received as collateral, at fair value	$	3,617	$	-	$ 3,617	$ -
Securities sold under agreement to repurchase, at fair value	$	8,591	$	-	$ 8,591	$ -

TD Prime Services LLC
Notes to Statement of Financial Condition

4. Collateralized Financing Agreements

The Company enters into securities borrowed and loaned transactions to meet counterparty needs, earn residual interest spreads, and obtain securities for settlement purposes. Under these transactions, the Company either receives or provides collateral, including equities, U.S. government and agency securities, corporate bonds, cash or other collateral.

Under most agreements, the Company is permitted to sell or re-pledge securities received as collateral. At October 31, 2025, the fair value of securities received as collateral was $17.0 billion, all of which the Company is permitted to sell or re-pledge, of which $1.3 billion was received from affiliated companies. The fair value of securities received as collateral that had been sold or re-pledged was $11.6 billion, of which $585 million was received from affiliated companies.

Offsetting of Collateralized Financing Transactions

Substantially all securities borrowed and loaned agreements are transacted under master securities loan agreements that give the Company the right to liquidate securities held and offset receivables and payables with the same counterparty in the event of default by that counterparty. The Company could offset securities borrowed and securities loaned transactions with the same counterparty on the Statement of Financial Condition when the transactions have the same explicit maturity date and enforceable netting terms as included in the securities loan agreement. At October 31, 2025, no trades met that criteria including Securities sold under agreement to repurchase, at fair value, so there were no netted transactions.

TD Prime Services LLC
Notes to Statement of Financial Condition

4. Collateralized Financing Agreements (continued)

The tables below present the gross balances, amounts offset, and market value of financial instruments received or pledged:

(amounts in $millions)	Gross Assets		Amounts Offset in Statement of Financial Condition		Net Amounts Reported in Statement of Financial Condition		Financial Instruments (Up to the Amount of the Related Receivable Balance)		Cash Collateral Received		Net Amount	
Receivables under securities borrowed transactions	$	13,659	$	-	$	13,659	$	13,414	$	-	$	245
Securities received as collateral, at fair value	$	3,617	$	-	$	3,617	$	3,617	$	-	$	-
Total	$	17,276	$	-	$	17,276	$	17,031	$	-	$	245

(amounts in $millions)	Gross Liabilities		Amounts Offset in Statement of Financial Condition		Net Amounts Reported in Statement of Financial Condition		Financial Instruments (Up to the Amount of the Related Payable Balance)		Cash Collateral Paid		Net Amount	
Payables under securities loaned transactions	$	6,855	$	-	$	6,855	$	6,807	$	-	$	48
Obligation to return securities received as collateral, at fair value	$	3,617	$	-	$	3,617	$	3,617	$	-	$	-
Securities sold under agreement to repurchase, at fair value	$	8,591	$	-	$	8,591	$	8,591	$	-	$	-
Total	$	19,063	$	-	$	19,063	$	19,015	$	-	$	48

TD Prime Services LLC
Notes to Statement of Financial Condition

4. Collateralized Financing Agreements (continued)

The columns titled financial instruments represent the fair value of securities pledged and received under repurchase agreements or securities lending agreements. These amounts are not offset in the Statement of Financial Condition, but are shown as a reduction to the net amounts reported in the Statement of Financial Condition for the purpose of deriving a net asset or liability in the above table.

Payable under Securities Loaned Transactions Accounted for as Secured Borrowings:

The tables below represent securities loaned agreements by remaining term to maturity and class of collateral pledged as of October 31, 2025.

(amounts in $millions)	Maturity				
	Overnight and continuous	30 days or less	After 30 through 90 days	After 90 days	Gross contract amount
Securities loaned	$ 6,855	$ -	$ -	$ -	$ 6,855
Obligation to return securities received as collateral, at fair value	$ 800		$ 543	$ 1,910	$ 3,617
Securities sold under agreement to repurchase, at fair value	$ 8,591	$ -	$ -	$ -	$ 8,591
Total	$ 16,246	$ 364	$ 543	$ 1,910	$ 19,063

Class of Collateral Pledged	Payable under repurchase agreements	Payable under securities loaned	Total
Equities	$ 8,588	$ 6,646	$ 15,234
Corporate debt	-	1,026	1,026
U.S. government	3	2,800	2,803
Total	$ 8,591	$ 10,472	$ 19,063

TD Prime Services LLC
Notes to Statement of Financial Condition

5. Related-Party Transactions

The following table summarizes related party balances as of October 31, 2025.

(In Thousands)

Assets		
Collateralized financing agreements:		
Securities borrowed	$	1,314,368
Securities received as collateral, at fair value		593,638
Receivable from affiliates		6,186,427
Total Assets	$	8,094,433
Liabilities		
Loan payable to affiliate	$	2,950,000
Collateralized financing agreements:		
Securities loaned		2,468,340
Obligation to return securities received as collateral, at fair value		593,638
Payable to affiliates		63,650
		6,075,628
Liabilities subordinated to claims of general creditors		1,150,000
Total Liabilities	$	7,225,628

During the year ended October 31, 2025, the Company entered into certain securities borrowing and securities lending agreements with affiliates. The collateral associated with these agreements can be either cash or other securities. At October 31, 2025, the aggregate fair value of the securities borrowed vs cash collateral was approximately $1.3 billion, and the aggregate fair value of the securities loaned vs cash collateral was approximately $2.5 billion. All of these agreements mature overnight.

The Company has an existing $6.0 billion unsecured revolving line of credit agreement with TDH, of which $2.95 billion was drawn as of October 31, 2025. Loans drawn under the line of credit bear interest at the secured overnight financing rate. Also, the Company has an existing non-USD unsecured revolving line of credit with the Bank for up to $356.75 million USD equivalent, of which nothing was drawn as of October 31, 2025.

Affiliates of the Company provide support services under Service Level Agreements ("SLA's") that define the services to be provided by those affiliates and the basis upon which the Company will reimburse them for expenses incurred in providing those services. reimbursed by the Company. As of October 31, 2025, payable to affiliates includes $5.73 representing amounts owed and due under these SLA's not paid as of that date.

TD Prime Services LLC
Notes to Statement of Financial Condition

5. Related-Party Transactions (continued)

The Company serves as prime broker for one of its affiliates. Under that arrangement, the company provides a margin loan which is fully secured by securities owned by that affiliate that are held in custody by the Company. As of October 31, 2025, the amount loaned to the affiliate is included in receivable from affiliates on the Statement of Financial Condition.

6. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computed its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $1.5 million or 2% of the Rule 15c3-3 aggregate debit items, as defined. At October 31, 2025, the Company had net capital of approximately $1.239 billion, which exceeded its requirement of $82 million by approximately $1.157 billion. At October 31, 2025, the Company's percentage of aggregate debit items to net capital was 30.2%.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notifications and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

6As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. The Company's deposit requirements on October 31, 2025 was $0 and the Company had securities in the amount of $25 million segregated in a special reserve account for the exclusive benefit of customers.

As a clearing broker-dealer, the Company computes a reserve requirement for proprietary accounts of broker-dealers (" PAB"). The Company's deposit requirements for PAB customers on October 31, 2025 was $0 and the Company had cash in the amount of $0.1 million segregated in a special reserve account for the exclusive benefit of PAB customers.

7. Liabilities subordinated to claims of general creditors

The Company owes TDH the following amount pursuant to subordination agreements approved by FINRA:

Amount	Maturity	Rate
$ 300,000,000	11/30/26	1-month SOFR + 1/8 of 1%
$ 300,000,000	01/31/27	1-month SOFR + 1/8 of 1%
$ 250,000,000	07/08/27	1-month SOFR + 1/8 of 1%
$ 300,000,000	10/15/27	1-month SOFR + 1/8 of 1%
$ 1,150,000,000		

TD Prime Services LLC
Notes to Statement of Financial Condition

---

7. Liabilities subordinated to claims of general creditors (continued)

The loans are subordinated to claims of general creditors and are included by the Company for purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Accrued interest payable to TDH pursuant to subordinated agreements included in payable to affiliates on the Statement of Financial Condition was $3.514 million as of October 31, 2025.

8. Off Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's activities involve execution, settlement and financing of various debt, option and equity transactions for clients as principal or agent. The execution, settlement and financing of those transactions can result in off-balance sheet risk or concentration of credit risk.

In connection therewith, the Company may be exposed to a risk of loss not reflected on the accompanying Statement of Financial Condition for securities sold not yet purchased should the value of such securities rise.

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits.

In the normal course of business, the Company's customer activities involve the settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risks in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

8The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral for loans for such securities in support of various financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

TD Prime Services LLC
Notes to Statement of Financial Condition

9. Guarantees

The Company is a member of a central counterparty clearing house ("CCP") and a customer of several organizations that clear and settle securities. In the normal course of business, certain activities of the Company involve the settlement of transactions with counterparties through these entities. These activities may expose the Company to risk in the event counterparty is unable to fulfill its contractual obligation. Pursuant to the clearing and membership agreements, the Company has agreed to indemnify these entities for losses that they may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

Associated with its CCP membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. Under the terms of the membership agreement, the Company posts collateral in the form of cash or securities relating to this requirement. In general, the Company's guarantee obligations would arise only if the CCP had previously exhausted its resources.

At October 31, 2025, there were no amounts to be indemnified to these entities pursuant to these agreements, and the Company believes that any potential requirement to make payments under these agreements is remote.

10. Commitments and Contingencies

In the normal course of its business, the Company may be named a defendant in lawsuits and other legal proceedings. After considering all relevant facts and the advice of counsel, in the opinion of management, no accruals are necessary as of October 31, 2025 as a loss is not probable.

11. Income Taxes

The Company applies ASU 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes, which reduced the cost and complexity related to accounting for income taxes. As a result, TDPS does not calculate income taxes on its results as a separate legal entity.

12. Subsequent Events

The Company is required by accounting literature (ASC 855, *Subsequent Events)* to evaluate whether events occurring after the Statement of Financial Condition date but before the date the Statement of Financial Condition is available to be issued require accounting as of the balance sheet date or disclosure in the Statement of Financial Condition. The Company has evaluated events subsequent to October 31, 2025 through December 23, 2025, the date at which the Statement of Financial Conditions was issued and determined that no such events have occurred.